

Mail Stop 3561

December 4, 2017

Via E-mail
Steven Morris
Chief Executive Officer
BioLife4D Corporation
318 Half Day Road, Suite 201
Buffalo Grove, Illinois 60089

> **Re:** **BioLife4D Corporation**
> **Amendment No. 3 to Draft Offering Statement on Form 1-A**
> **Submitted November 22, 2017**
> **CIK No. 0001714919**

Dear Mr. Morris:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 36

1. We have reviewed your response to comment 2; however it does not appear to address our comment. Your disclosure of net tangible book value before the offering of $2,158 appears to be inconsistent with the net tangible book value presented in the June 30, 2017 balance sheet on page FS-5 of $81,830. Please clarify or revise.

2. We have reviewed your revised disclosure to comment 3. It appears the net tangible book value disclosed for each of the percentage of shares sold is inconsistent with the summation of the net tangible book value before the offering and the net proceeds for each of the percentage of shares sold as disclosed on page 35. Please clarify or revise.

3. See comment 3 from our letter dated September 12, 2017. You disclose you will not begin seeking FDA approval for 36 months. Please revise to summarize the process, including clinical trials and FDA submissions, necessary to receive FDA approval. Please also disclose the anticipated timeline for this FDA process. For example, if you believe the clinical trials and FDA requirements will take years please revise to so state. Also, please discuss the uncertainty regarding regulation of 3D printing of organs and the risks associated with this uncertainty.

You may contact Brian McAllister at (202) 551-3329 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Jillian Sidoti, Esq.
    Trowbridge Sidoti LLP